Investment Office                                                                 (916) 795-3400 phone   (916) 796-2842    fax  www.calpers.ca.gov

Contact Name:
Firm:
Address 1:
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Dear [name]:

VOTE “FOR” PROPOSAL #11 TO DECLASSIFY THE  BOARD AT DOLLAR TREE

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS).  CalPERS is the largest public pension system in the U.S. with approximately $243 billion in assets.  We manage retirement benefits and health insurance on behalf of 1.5 million members.

 CalPERS is a significant long-term shareowner of Dollar Tree, Inc. (Dollar Tree) owning approximately 377,600 shares.  We are writing to call your attention to the Annual Meeting of Shareowners to be held on June 19, 2008 and an important proposal that urges the Board to eliminate the present “classified board” structure, and give shareholders the right to elect all directors each year.  CalPERS urges Dollar Tree shareowners to vote “FOR” Proposal 11.

POOR LONG-TERM STOCK PERFORMANCE

Dollar Tree was named to the CalPERS’ 2007 Focus List due to poor stock performance and the existence of poor corporate governance practices.

Time period ending 4/30/2008	Dollar Tree Inc (DLTR)	Russell 3000 Index	Relative Return Russell 3000 Index	Retail Russell Industry Peer Index	Relative Return Russell Peer Index
5 years	24.21%	71.60%	-47.39%	38.12%	-13.9%
Source: Factset

GOVERNANCE AND ACCOUNTABILITY CONCERNS

•	Shareowners do not have the ability to annually elect directors
•	Dollar Tree does not permit shareowners to call special meetings
•	Dollar Tree requires 100% shareowner consent (the ultimate “supermajority”) before allowing written consent
•	Dollar Tree does not allow shareowners to annually ratify the selection of independent auditors
•	Dollar Tree currently has supermajority vote requirements

YOUR VOTE IS IMPORTANT TO ACHIEVE THE TWO-THIRDS VOTE REQUIRED AT DOLLAR TREE

•	Send a powerful message by voting FOR proposal # 11 on Dollar Tree’s proxy card

•	We ask you to ensure that every account, no matter how many or how few shares is voted FOR this proposal.

•	We ask our fellow investors to publicize their vote. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

Do not be misled.  If you are a large holder and find yourself under pressure from Dollar Tree management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the company’s proxy statement for more information.  If you have any questions or need assistance in voting your shares, call BNY Mellon Shareowner Services, who is assisting us with this effort, at 201-680-5235.

Sincerely,
Dennis Johnson, CFA
Senior Portfolio Manager

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy-voting agent in the envelope that was provided to you.

CalPERS Public Employees’ Retirement System Shareowner Alert